EXHIBIT 12
PILGRIM’S PRIDE CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	THREE MONTHS ENDED
	December 30, 2006	December 31, 2005
EARNINGS:	(in thousands)

Income before income taxes	$(14,500)	$36,640

Add: Total fixed charges	18,073	16,826

Less: Interest Capitalized	1,068	1,302

Total Earnings	$2,505	$52,164

FIXED CHARGES:

Interest expense	$14,982	$13,696

Portion of rental expense representative of the interest factor	3,091	3,130

Total fixed charges	$18,073	$16,826

Ratio of earnings to fixed charges	(1)	3.10

(1) Earnings were insufficient to cover fixed charges by $15,568.